15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

October 14, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 31, 2014

Definitive Proxy Statement on Schedule 14A

Filed May 15, 2014

Form 10-Q for the Quarterly Period Ended August 2, 2014

Filed September 11, 2014

File No. 001-35720

Dear Ms. Thompson:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated September 30, 2014 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted. The Company respectfully requests confidential treatment of selected portions of this letter pursuant to Rule 83 of the Securities and Exchange Commission (the “SEC”) Rules on Information and Requests [17 C.F.R. § 200.83].

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2013 Compared to Fiscal 2012, page 47

Net revenues, page 47

1.	We note that your Direct net revenues, which include sales through your catalogs and websites, grew by 33% from fiscal 2012 and maintained a consistent percentage of total revenues despite the reduction in the number of catalogs circulated and number of catalog pages circulated as seen at the top of page 46. Please tell us in more detail why you decided to eliminate your Fall Source Book, why the reduction in catalogs appears not to have impacted your growth in net revenues, and how you determined you did not need to explain these matters to your investors either here or in your overview of MD&A. For example, if you made this change in catalogs because you believe that changing customer trends will support continued revenue growth through website purchases with less support from catalogs, and you believe the results of fiscal 2013 supported your assumption, you should explain this to your investors. Refer to Sections III.A. and III.B. of SEC Release 33-8350.

Response:

We respectfully submit to the Staff that the Company has discussed in detail in previous filings with the SEC in advance of the Company’s Form 10-K for the fiscal year ended February 1, 2014 both its decision to change its strategy regarding the mailing of its Source Books (including the decision to discontinue its Fall Source Book) and the risks and opportunities to the Company’s financial performance resulting from such decision.

The Company provided the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) on page 18 of its Form 10-Q for the second fiscal quarter in 2013 (the quarterly period ended August 3, 2013):

“Due to the current strength of our business, the continued evolution of our Source Book model and the enhanced ability to connect with our customers through digital and electronic marketing, we are eliminating the mailing of our Fall 2013 Source Book and plan to mail an annual edition each Spring.”

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

Similar disclosures appear in a number of other places in the Company’s filings with the SEC.

As described in its filings with the SEC, the Company’s business model incorporates an integrated multi-channel sales platform that includes retail stores, catalog (the “Source Book”) and websites. In recent years, the Company has adopted a significant number of changes with respect to the catalog component of its overall strategy including the launch of its large format Source Books as well as changes in its catalog circulation strategy. The Company is adopting these changes in order to further develop its business and optimize its business performance. The Company believes that these changes are not being driven by an underlying change in consumer behavior and accordingly the Company has not identified or disclosed any such “known trend” in the MD&A portions of its filings with the SEC.

Instead, the Company has provided regular updates in its filings with the SEC in order to disclose the risks and uncertainties associated with the evolution of the Company’s Source Book strategy. For example, the Company provided the following disclosure in the Risk Factors on page 35 of the Form 10-Q for the second fiscal quarter in 2013 (the quarterly period ended August 3, 2013):

“We have announced a plan to discontinue the mailing of our Fall Source Book starting in 2013 and to mail an annual edition each Spring. We cannot predict how customers will react to this change in our Source Book strategy. If customer interest in our products or our brand declines, or if the effectiveness of our Source Book in generating sales weakens due to this new strategy, our sales, business and operations could be negatively impacted.”

The Company’s Form 10-K for the fiscal year ended February 1, 2014 also included similar disclosures concerning risks arising from changes to the Company’s Source Book strategy. For example, on pages 22 and 23 of the Form 10-K, the Company disclosed that since catalog mailings are an important component of the Company’s business, the Company could be negatively affected if its catalog circulation optimization strategy is not successful.

The Company has also provided ongoing quarterly information to its investors through its successive earnings releases regarding the impact of the Company’s decision to eliminate the Fall Source Book and the impact of the change in catalog strategy on the Company’s financial performance.

The Company respectfully submits to the Staff that it has methodically disclosed to investors in its SEC filings both the decision made with respect to its Source Book mailing strategy as well as the risks and opportunities to its business and financial performance that are created by such decision.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

2.	We note that your explanation of the underlying factors contributing to your increase in net revenues focuses on the introduction of new products within existing product categories and the creation of new product categories. With reference to Item 303(A)(3)(iii) of Regulation S-K, please confirm our assumption that you experienced no significant increases in the price or volume of goods sold for previously existing products or services.

Response:

We respectfully submit to the Staff that, as disclosed on page 47 of the Company’s Form 10-K for the fiscal year ended February 1, 2014, the primary driver of the increase in net revenues for the fiscal year ended February 1, 2014 was the favorable reaction of customers to the Company’s merchandise assortment, including the expansion of existing product categories, and the introduction of new product categories.

The vast majority of the increase in net revenues for the fiscal year ended February 1, 2014 was attributable to new products and new product categories versus increased sales of existing products (whether through price increases or changes in unit sales volumes).

Accordingly, the Company believes that its disclosure in the MD&A section of the Form 10-K accurately portrays the primary drivers of its increase in net revenues.

Pricing for the Company’s products reflects both list pricing (which is periodically adjusted when the Company implements price increases or decreases for a particular product) as well as the extent of the Company’s standard promotional activity. When taking these two factors into account, the Company’s growth in net revenues for the fiscal year ended February 1, 2014 was not significantly affected by changes in pricing for its existing products.

While the Company did experience some increases in the level of sales from existing products for the fiscal year ended February 1, 2014 as a result of an aggregate increase in unit volumes for sales of its existing products, the overall driver of the Company’s increased sales was primarily the result of the introduction of new products and new product categories for such fiscal year.

Selling, general and administration expenses, page 48

3.

We note your qualitative discussion of factors impacting changes in selling, general and administrative (“SG&A”) expenses from fiscal 2012 to fiscal 2013, such as employment costs, credit card fees, and occupancy costs as well as advertising and marketing costs. Please revise future filings to clarify the relative impact of each of the factors that contributed to the net change in your SG&A expenses since this is unclear from your current disclosures. In this regard, we believe that quantifying

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

the impact of each factor that you cite provides the clearest indication of the relative significance. Please also revise future filings to disclose management’s insight into why each category of costs changed from the prior year. Refer to Section III.B. of SEC Release 33-8350.

Response:	The Company has provided detailed quantitative information about certain elements of its SG&A expenses for fiscal 2012 and fiscal 2013 on page 48 of the Company’s Form 10-K for the fiscal year ended February 1, 2014, which information is reproduced here in tabular format:

	Fiscal 2012	Fiscal 2013
	(in millions)
Selling, general and administrative expense	$505.5	$502.0
Non-cash compensation charge related to option grant to Mr. Friedman upon his reappointment as Chairman and Co-Chief Executive Officer		$33.7
Non-cash compensation charge related to the performance-based vesting of certain shares granted to Mr. Friedman in 2013 and Mr. Alberini and Mr. Friedman in 2012 in connection with the initial public offering	$23.1	$29.5
Costs incurred in connection with follow-on offerings in May 2013 and July 2013		$2.9
Non-cash compensation charge related to equity grants at the time of the initial public offering	$92.0
Costs incurred in connection with the initial public offering, including fees paid to private equity firms, payments to certain former executives and bonus payments to employees	$10.8
Legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to Mr. Friedman and our subsequent remedial actions	$4.8

As outlined in this table, the disclosure in the Company’s Form 10-K currently identifies and quantifies the relative impact of these selected items that affect the year-over-year comparability of its SG&A expenses.

In its discussion of SG&A expenses in the Form 10-K, the Company also cited other components of SG&A expenses that changed on a year-over-year basis. The Company undertakes that it will provide relevant disclosure in future filings concerning the components of its SG&A expenses where such components are material to an understanding of overall SG&A expenses or period-to-period comparisons, and such additional disclosure will include clarification of the relative impact of these key drivers of SG&A expenses (including appropriate quantification of the changes in such components) as well as disclosure concerning management’s insight into the reasons for changes in such SG&A expense components in the period-to-period discussion.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

Item 8. Financial Statements and Supplementary Data, page 66

Report of Independent Registered Public Accounting Firm, page 101

4.	Please note that Rule 2-02(a)(4) of Regulation S-X and paragraph 8 of PCAOB AU Section 508 indicate that the auditor should identify the financial statements covered by its report. Please tell us how your auditor’s report meets this requirement. In this regard, we note the reference to the financial statements listed in the index appearing under Item 15(a)(1) of your Form 10-K; however, Item 15(a)(1), which appears on page 104, does not list your consolidated statements of stockholders’ equity. Please confirm to us that these statements were included in the scope of this audit report, and tell us why these statements were not included in the list of financial statements under Item 15(a)(1). Additionally, to the extent your auditor continues to make reference to Item 15(a)(1) as opposed to listing the financial statements it has audited in its scope paragraph, please ensure that Item 15(a)(1) lists all the financial statements included in your filing to avoid confusion for your investors regarding the scope of your audit report.

Response:	We respectfully advise the Staff that in accordance with Rule 2-02(a)(4) of Regulation S-X and paragraph 8 of PCAOB AU Section 508, the Company’s auditor identified the financial statements covered by its report by reference to Item 15(a)(1) that unintentionally omitted the Company’s consolidated statements of stockholders’ equity. The Company confirms that its consolidated statements of stockholders’ equity were included in the scope of its auditor’s report appearing on page 101 of its fiscal 2013 Form 10-K. The Company will ensure that in its future filings, to the extent its auditor continues to make reference to Item 15(a)(1) as opposed to listing the financial statements it has audited in its scope paragraph, Item 15(a)(1) lists all the financial statements included in the Company’s filings.

Definitive Proxy Statement on Schedule 14A Filed May 15, 2014

Performance-Based Annual Cash Incentives, page 27

5.	Please expand your discussion to disclose your adjusted EBITDA objectives to be achieved for your named executive officers to earn each level of bonus under your Management Incentive Program and your actual adjusted EBITDA performance. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

We respectfully submit to the Staff that we believe the Company has provided disclosure of the Adjusted EBITDA objectives to be achieved for its named executive officers to earn each level of bonus under the Management Incentive Program (“MIP”) and the Company’s actual Adjusted EBITDA performance in its Definitive Proxy Statement on Schedule 14A filed May 15, 2014 (the “Proxy Statement”).

As disclosed on pages 27 and 28 of the Proxy Statement, the Company’s compensation committee historically has set the target performance levels based upon the achievement of specified Company results with respect to Adjusted EBITDA, subject

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

to the compensation committee’s oversight and modification of those levels. Pages 28 and 29 of the Proxy Statement provide the following narrative and tabular description of the bonuses that could become payable upon the achievement of different target performance levels based on Adjusted EBITDA under the MIP:

“For fiscal 2013, the target bonus amount under the MIP for Mr. Friedman and Mr. Alberini was 100% of annual base salary, and the maximum bonus that Mr. Friedman and Mr. Alberini could have received under the MIP for fiscal 2013 was 125% of annual base salary. The target bonus amount under the MIP for fiscal 2013 for Ms. Boone and Mr. Dunaj was 50% of annual base salary, and the compensation committee determined that the maximum bonus that Mr. Dunaj could have received under the MIP was 100% of annual base salary and that Ms. Boone’s MIP bonus amount for fiscal 2013 was not subject to a maximum amount.”

	Bonus as a Percentage of Base Salary
Achievement Level	Gary Friedman	Karen Boone	Ken Dunaj
0%	—	—	—
20%	20%	10%	10%
100%	100%	50%	50%
200%	125%	100%	100%

Page 29 of the Proxy Statement then provides disclosure of the compensation committee’s determination of the Adjusted EBITDA achievement level under the MIP for the fiscal year ended February 1, 2014 and the actual bonuses earned under the MIP based on such achievement level:

“For fiscal 2013, the compensation committee determined that the Company reached the 130% achievement level with respect to the Company’s financial objectives. Accordingly, the bonuses earned under the MIP for our named executive officers were as follows:

Name	Bonus Earned for Fiscal 2013 under the MIP	Bonus Earned as Percentage of Base Salary (1)
Gary Friedman	$1,562,500	125%
Karen Boone	$318,250	65%
Ken Dunaj	$369,375	65%

(1)	The maximum bonus amount that Mr. Friedman was entitled to receive under the MIP for fiscal 2013 was 125% of his then effective base salary.”

Furthermore, the Company disclosed its actual Adjusted EBITDA performance on pages 36 and 40 its Form 10-K for the fiscal year ended February 1, 2014.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

We respectfully submit to the Staff that the Company has therefore provided in its filings with the SEC disclosure as to how the Company determines the amount payable under the MIP, the actual amounts paid to named executive officers under the MIP, and the actual Adjusted EBITDA performance of the Company.

Long-Term Equity Incentive Compensation, page 29

6.	Please expand your discussion to specify the factors that were considered by the board in making the stock option grant of 1,000,000 options to Mr. Friedman.

Response:

As disclosed on page 31 of the Proxy Statement, the board of directors of the Company granted these options in connection with its appointment of Mr. Friedman as Chairman and Co-Chief Executive Officer in July 2013.

As disclosed in the Company’s Form 8-K filed on July 3, 2013, the Company and Mr. Friedman entered into an employment agreement at the time of his appointment as Chairman and Co-Chief Executive Officer. The employment agreement contained numerous provisions as described in such Form 8-K filing, one of which was the award to Mr. Friedman of an option award to purchase 1,000,000 shares of the Company’s common stock under the Company’s 2012 Stock Incentive Plan.

The terms of the employment agreement as well as the option grant reflected the result of a negotiation between Mr. Friedman and the board of directors in connection with the execution of the employment agreement with Mr. Friedman.

As disclosed in the Proxy Statement, these options were granted in order to continue to provide Mr. Friedman with incentive to build shareholder value over the long term.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Item 1. Financial Statements, page 2

Condensed Consolidated Statements of Cash Flows, page 5

7.	You disclose on page 11 that you repurchased shares from former employees, which were settled with the issuance of promissory notes due generally at the end of an 8-year term, which appears to represent a non-cash transaction. Please tell us how you considered ASC 230-10-50-3 through -6 as it relates to these repurchases.

Response:	We respectfully submit to the Staff that the Company provided detailed narrative disclosure regarding its repurchases of shares from former employees under Note 11 to its financial statements on page 11 of its Form 10-Q for the quarterly period ended August 2, 2014 as well as tabular disclosure regarding the number of shares repurchased and average purchase price on page 30 of such Form 10-Q. However, the

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

Company acknowledges the Staff’s comment and advises the Staff that it will disclose these non-cash transactions in the Company’s consolidated financial statements in accordance with requirements of FASB ASC 230-10-50-3 through -6 in its future filings by including the dollar amount of such non-cash transactions.

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

8.	We note your disclosure of a class action suit filed on October 21, 2008 against Restoration Hardware, Inc. We also note that during the six months ended August 2, 2014, you recorded a $9.2 million charge related to this matter. To assist us in better understanding when and why you recorded this charge, please address the following:

•	Tell us more about the nature and dates of significant events that occurred related to this case since its filing in October 2008.

•	Describe to us in detail the material development that occurred during the six months ended August 2, 2014, and explain why this triggered your recognition of the $9.2 million charge.

•	To assist us in understanding why this charge was not recorded earlier, describe to us in detail your ASC 450-20 loss contingency analysis related to this matter that you performed at the time you prepared your most recently filed Form 10-K, including the basis for and specific conclusions you reached.

•	Tell us why you didn’t believe this matter warranted separate disclosure in your most recently filed Form 10-K and how you complied with the requirements of ASC 450-20-50. If the lack of disclosure was due to your assessment of immateriality, please provide us with your analysis.

Response:	In accordance with ASC 450-20 Contingencies, an estimated loss from a loss contingency is recognized only if the available information indicates that (1) it is probable that an asset has been impaired or a liability has been incurred at the reporting date; and (2) the amount of the loss can be reasonably estimated. The Company respectfully advises the Staff that the Company has regularly conducted an ASC 450-20 loss contingency analysis with respect to the class action suit filed on October 21, 2008 (the “Hernandez Case”) against Restoration Hardware, Inc., a wholly-owned subsidiary of the Company, in accordance with the foregoing two-part test.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

The nature and dates of significant events that occurred related to this case since its filing in October 2008 are provided below, in tabular format:

Date	Event
October 21, 2008	Putative class action lawsuit filed in California against Restoration Hardware, Inc. regarding ZIP code collection practices (defined above as the “Hernandez Case”).

August 5, 2009	The Hernandez Case was stayed by the court due to the appeal of a similar case captioned Pineda v. Williams-Sonoma (the “Pineda Case”). The question before the appellate courts in the Pineda Case was essentially the same as the issue presented by the Hernandez Case. The court in the Hernandez Case ordered the stay because the outcome in the appellate decision in the Pineda Case would have a material impact on the Hernandez Case.

February 10, 2011	The California Supreme Court issued its ruling in the Pineda Case.

April 8, 2011	The court lifted the stay in the Hernandez Case.

May 23, 2012	Plaintiff Mike Hernandez filed an amended complaint adding Amanda Georgino as a named plaintiff (together, the “Plaintiffs”).

June 1, 2012	The court granted Plaintiffs’ motion for class certification, certifying a class of all customers from whom the Company requested and recorded ZIP codes in conjunction with a credit card transaction in the Company’s California retail stores since October 21, 2007.

November 30, 2012	The court denied Plaintiffs’ motion for summary adjudication on the issue of liability, but granted Plaintiffs’ motion to bifurcate liability from damages and granted Plaintiffs’ motion for summary adjudication as to the Company’s affirmative defense based on consent. The court denied the Company’s motion for summary judgment as to Plaintiff Georgino’s claim.

[* *]	[* *]

June 4, 2013	The parties provided notice of the Hernandez Case to the class.

[* *]	[* *]

[* *]	[* *]

January 6 – 17, 2014	Trial of the Hernandez Case.

March 7, 2014	The court issued a preliminary statement of decision tentatively concluding that the Company had violated California requirements concerning the collection of ZIP code information from customers at the point of sale.

March 21, 2014 and April 4, 2014	The parties filed with the court their respective objections and responses to objections to the proposed statement of decision.

[* *]	[* *]

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

Date	Event
[* *]	[* *]

[* *]	[* *]

July 3, 2014	The court issued its final statement of decision that adopted the claims procedure in all material respects as agreed by the parties.

July 18, 2014	Plaintiffs filed a motion for an aggregate award of approximately $9.2 million in attorneys’ fees, costs, and class representative awards. [* *]

September 5, 2014	The court granted Plaintiffs’ motion for attorneys’ fees, costs, and class representative awards. The court awarded attorneys’ fees in the amount of $9,103,087.50, costs in the amount of $100,000, and incentive awards of $12,500 to each of the two Plaintiffs.

September 29, 2014	The court entered judgment.

The incremental $9.2 million in reserves booked by the Company in connection with the Hernandez Case represented [* *].

As of March 31, 2014, the filing date of the Company’s Form 10-K for the fiscal year ended February 1, 2014, the Company had in place a reserve for the Hernandez Case in the amount of $[* *] million, which represented the Company’s best available estimate of the loss at the time including the estimated cost of the awards to class members, the estimated cost of implementing the settlement and claims administration process, and the estimated cost of Plaintiffs’ legal fees. This amount was substantially related to the estimated cost of the case within the range of the most recent settlement offers the Company had made to resolve the litigation.

With regard to the disclosure requirements, ASC 450-20-50 provides guidance that if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. At the time of the 10-K filing, based on all information available and latest developments, the Company did not believe there was a reasonable possibility that a material incremental loss in excess of the amount accrued would be incurred and therefore determined that no further disclosure was required. Further, the Company concluded this reserve did not warrant separate disclosure based on materiality as it represented less than 1% of total liabilities and SG&A expense for fiscal 2013. The material assumptions that the Company used to estimate the required litigation accruals at the different stages of the legal proceeding included communications with its outside counsel regarding the Company’s litigation strategies, the expected duration of the lawsuit, the potential outcome of the lawsuit, the likelihood of settlement, and the beliefs and expectations that the Company formed throughout the duration of the legal proceeding as to its probable outcome, as well as the liability that other public company retailers incurred in similar lawsuits, although the Company did not and does not believe that a true comparison was available because all previous cases similar to the Hernandez Case were settled while the Hernandez Case was submitted to final adjudication by trial.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

The most material development in the Hernandez Case that occurred following the filing of the Form 10-K was [* *].

[* *]

[* *] The Plaintiffs’ request for $9.2 million for legal fees and costs was subsequently documented in a separate court filing [* *].

The $9.2 million in Plaintiffs’ legal fees and costs composed the majority of the Company’s incremental reserve for the resolution of the Hernandez Case. This incremental reserve was in addition to the $[* *] million reserve in place at the time of the filing of the Company’s Form 10-K.

At the time of filing its financial results for the first fiscal quarter ended May 3, 2014 (the Form 10-Q was filed with the SEC on June 12, 2014), the Company was able to revise its best reasonable estimate of its exposure in the Hernandez Case in excess of the amount previously accrued, and as a result recorded an increase of $9.2 million in the amount of its accrual for such case. [* *] Consistent with ASC 450-20-50, the Company included a separate disclosure regarding this accrual in its quarterly report on Form 10-Q for the quarter ended May 3, 2014. The primary driver of the revised estimate for the amount of the reserve was [* *].

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Basis of Presentation and Results of Operations, page 15

9.	We note that you disclosed and analyzed the change in comparable store sales within your Form 10-K for the fiscal year ended February 1, 2014. We further note you no longer include or analyze this metric in your Form 10-Q. Please tell us why you chose to remove this metric from your filing. Additionally, if available, please tell us what the comparable store sales change was for the three and six months ended August 2, 2014, and August 3, 2013, and explain to us why this metric changed or remained stable. Please note that we consider disclosure of this metric to greatly benefit your investors since it is commonly disclosed by retailers and assists your investors in comparing you to others in your industry.

Response:	We respectfully submit to the Staff that given the integrated multi-channel nature of the Company’s business (nearly 50% direct sales), the synergies between the Company’s stores, websites and its catalog, and the fact that customers shop across all of these channels, the Company believes that comparable brand revenue is the most meaningful and relevant non-GAAP metric to evaluate period-to-period changes in revenue performance versus the prior use of comparable store sales. In particular, the Company believes that comparable store sales is no longer the most useful basis for

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

comparison of period-to-period sales performance because it is limited to retail store sales only and does not include catalog and websites sales which constitute a very large portion of the Company’s current business and which sales channels are increasingly linked to the sales performance of retail stores.

Furthermore, the Company respectfully notes that, while comparable store sales has historically been a common metric in the broader retail industry, the Company does not believe that it is a required disclosure and is merely provided by companies that believe it can be helpful to an understanding by investors of the performance of a business. Historically, many retail companies reported comparable or same store sales on a month over month basis as well as quarterly and yearly. Over time, a large number of retailers have abandoned reporting monthly store sales comparisons and some no longer report them on a quarterly or annual basis.

The Company notes that one of its competitors within the home-furnishings sector with a significant portion of sales generated from a direct business (Williams-Sonoma, Inc.) has also recently transitioned to a comparable brand revenue metric instead of reporting comparable store sales. Williams-Sonoma is the Company’s largest peer public company. Accordingly, the Company believes that its transition to reporting comparable brand revenue also enables investors to review the Company’s business performance in a way that is more directly comparable to the operating metric used by the Company’s most significant industry peer.

The comparable brand metric includes changes in retail store sales on a period-to-period basis but also incorporates changes in sales resulting from catalog and websites sales. Accordingly, the Company believes this metric provides better information to investors in terms of evaluating the Company’s business performance and a better basis to compare performance to that of key competitors.

Three Months Ended August 2, 2014 Compared to Three Months Ended August 3, 2013, page 17

10.	We note that your rate of growth in net revenues for both stores and direct channels as disclosed on page 15 declined for both the three and six months ended August 2, 2014 as compared to the three and six months ended August 3, 2013. For each of your analyses of changes in net revenues in MD&A for the aforementioned periods, please tell us your analysis of why this decline in the growth rate of revenues occurred and whether you have identified any known trends associated with these changes. Please also revise future filings to include similar analyses.

Response:	We respectfully advise the Staff that, as a high growth company with numerous and evolving new business initiatives, the Company has experienced and expects to continue to experience high volatility in quarter by quarter financial and business performance.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

The Company has disclosed in its Risk Factors and elsewhere in prior filings with the SEC the fluctuations in business performance that are associated with its high growth model. For example, on page 9 of our Form 10-K for the fiscal year ended February 1, 2014, we include disclosure regarding fluctuation in our quarterly results:

“Our quarterly results have historically varied depending upon a variety of factors, including our product offerings, promotional events, store openings, shifts in the timing of holidays and timing of catalog releases, among other things.”

The Company does not believe it is experiencing a sustained period of slowing rates of revenue growth. In fact, the Company believes that there have been fluctuations upward and downward in the level of its revenue growth from quarter-to-quarter due to a variety of factors.

The Company experienced a substantial increase in its revenue growth during the three and six months ended August 3, 2013 (these results in particular represent some of the highest rates of growth that the Company has experienced in both its store and direct channels in several years), which was driven by several factors as described in the Company’s prior disclosures and filings, including (i) growth in the Company’s product assortments resulting from new product categories and expansion of existing categories, (ii) strong customer response to the Company’s mailing of its Spring 2013 large format Source Book and (iii) better in stock inventory positions in the quarter ended May 4, 2013.

During the first six months of fiscal 2014, the Company experienced smaller increases in revenue when presented on the basis of a period-to-period comparison in part due to the very high rate of revenue growth in the first six months of fiscal 2013 and in part due to a number of other factors that affect year-over-year comparisons, including (i) the timing of the Company’s 2014 introduction of new products in the Company’s stores (a significant portion of the in-store presentation of new merchandise assortments is occurring in the second half of 2014), (ii) the timing of the Company’s mailing and delivery of the Spring 2014 Source Book (the in-home delivery date for the Source Book was substantially later in 2014 versus 2013), (iii) the dates of certain promotional events (the Company did not shift the date of its second quarter “friends and family” sale event in 2014 despite the later in-home delivery date of its Spring 2014 Source Book) and (iv) the Company’s pricing strategy during the first six months of 2014. The Company registered higher gross margin in 2014 versus 2013 as a result of its pricing and promotion strategy in the first half of 2014, which resulted in lower revenue growth in favor of higher product margins.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 14, 2014

At the moment, the Company expects that fluctuations in its quarter-over-quarter growth rate in net revenues and financial performance are likely to continue in future periods as the Company continues to test new merchandise strategies and execute new business initiatives including the ongoing evolution of the Company’s Source Book and the transformation of the Company’s real estate platform. The Company’s disclosures in its existing SEC filings discuss these initiatives at length as well as the risks and opportunities associated with these initiatives.

In future periods, the Company will continue to disclose the impact of these and other business initiatives on its business and financial performance as well as discuss the impact of any known trends or uncertainties that may affect its business in accordance with the requirements for MD&A disclosures and Sections III.A. and III.B. of SEC Release 33-8350.

*    *    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Chief Financial and Administrative Officer

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [*  *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.